Exhibit 12.1

	Ratio of Earnings to Fixed Charges Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$75,219	$90,446	$68,491	$41,296	$31,947
Interest expense, net	86,815	94,443	95,868	97,681	91,824
Amortization of capitalized interest	940	1,202	1,285	1,873	1,828
Amortization of debt issuance costs	3,668	3,146	3,308	3,903	3,392
Interest component of rent expense(1)	3,091	3,293	3,114	3,111	2,831

Earnings available for fixed charges	$169,733	$192,530	$172,066	$147,864	$131,822

Fixed Charges:
Interest expense, net	$86,815	$94,443	$95,868	$97,681	$91,824
Capitalized interest	1,258	1,331	1,197	1,202	1,632
Amortization of debt issuance cost	3,668	3,146	3,308	3,903	3,392
Interest component of rent expense(1)	3,091	3,293	3,114	3,111	2,831

Total fixed charges	$94,832	$102,213	$103,487	$105,897	$99,679

Ratio of earnings to fixed charges	1.79	1.88	1.66	1.40	1.32

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.